

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2023

Yoram Bibring
Chief Financial Officer
Marpai, Inc.
5701 East Hillsborough Avenue, Suite 1417
Tampa, Florida 33610-5428

> **Re: Marpai, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 29, 2023**
> **File No. 001-40904**

Dear Yoram Bibring:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9A. Controls and Procedures
Management's Report On Internal Control Over Financial Reporting, page 44

1. We note your disclosure in this section references your assessment and conclusion related to disclosure controls and procedures. Please revise to disclose management's assessment and conclusion related to your internal control over financial reporting as of the end of the fiscal year as required by Item 308 of Regulation S-K

Exhibit 31, page 60

2. We note that your certifications filed as Exhibits 31.1 and 31.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition period that allows these omissions. Please file an amendment to your annual report that includes certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a).

Yoram Bibring
Marpai, Inc.
May 30, 2023
Page 2

Exhibit 32, page 65

3.   Please amend your filing to provide revised Section 906 certifications that refer to the correct fiscal year end of December 31, 2022. In doing so, please refile the Form 10-K in its entirety, along with updated certifications that are currently dated and refer to the Form 10-K/A.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio, Accounting Branch Chief, at 202-551-3676 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Industrial Applications and
                                    Services